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                                                                  EXHIBIT (a)(1)

                        LETTER TO SHAREHOLDERS OF COMAIR
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                                                                  EXHIBIT (a)(1)
                              [COMAIR LETTERHEAD]

                                                                October 22, 1999

Dear Stockholders:

         I am pleased to inform you that, on October 17, 1999, Comair Holdings, Inc. entered into an Agreement and Plan of Merger with Delta Air Lines, Inc. and Kentucky Sub, Inc., an indirect, wholly owned subsidiary of Delta, pursuant to which Kentucky Sub is today commencing a tender offer for all outstanding shares of Comair's common stock for $23.50 per share in cash. The tender offer is conditioned upon, among other things, satisfaction of the condition that there be validly tendered and not withdrawn at least two-thirds of the outstanding shares of Comair common stock held by stockholders, including Delta and Kentucky Sub. Following completion of the tender offer, upon the terms and subject to the conditions of the Merger Agreement, Kentucky Sub will be merged into Comair, and each share of Comair common stock not tendered in the Offer (other than those shares held in the Comair's treasury or owned by Delta, its affiliates, or by any dissenting shareholder) will be converted into the right to receive $23.50 per share in cash, without interest. Upon consummation of these transactions, Delta will own the entire equity interest in Comair.

         YOUR BOARD OF DIRECTORS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND HAS DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, COMAIR AND COMAIR'S SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT ALL COMAIR SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER.

         In arriving at its recommendations the Board of Directors gave careful consideration to a number of factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. These factors included the opinion of Morgan Stanley & Co. Incorporated, financial advisors to Comair, that the cash consideration of $23.50 per share of common stock to be received by Comair's shareholders pursuant to the Merger Agreement is fair from a financial point of view to Comair's shareholders (other than Delta and its affiliates).

         Enclosed with this letter is Comair's Schedule 14D-9 and Delta's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. I urge you to read the enclosed materials, including Morgan Stanley & Co. Incorporated's fairness opinion which is attached to the Schedule 14D-9, carefully.

         The management and directors of the Company thank you for the support you have given Comair.

                                                 Sincerely,

                                                 /s/ David R. Mueller
                                                 -------------------------------
                                                 David R. Mueller
                                                 Chairman of the Board and
                                                 Chief Executive Officer